Exhibit 99.1

[IDC Letterhead appears here]

Requested By: Molly Flannery, (Wilmerhale)

For Client: Friedman, Billings & Ramsey Co. Inc.

Approving Analyst(s): Raymond Boggs

Disclosure Form

IDC grants Friedman, Billings & Ramsey Co. Inc. permission to disclose the following information:

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PROSPECTUS SUMMARY

You should read the entire prospectus carefully, especially “Risk Factors” and the consolidated financial statements and the related notes, before deciding to invest in shares of our common stock.

Website Pros

Our Business

We believe we are a leading provider, based on our number of subscribers, of Web services and products that enable small and medium-sized businesses to establish, maintain, promote and optimize their Internet presence. Our primary service offering, eWorks! XL, is a comprehensive package that includes Website design and publishing, Internet marketing and advertising, search engine optimization, search engine submission, and lead generation. As an application service provider, or ASP, we offer our customers a full range of Web services and products on an affordable subscription basis. In addition to our primary service offering, we provide a variety of premium Web services to customers who desire more advanced capabilities, such as e-commerce solutions and more sophisticated Internet marketing services. The breadth and flexibility of our offerings allow us to address the Web services needs of a wide variety of customers, ranging from those just establishing their Websites to those requiring a more robust Internet presence.

Through the combination of our proprietary Website publishing and management software, automated workflow processes, and specialized workforce development and management techniques, we believe we achieve production efficiencies that enable us to offer sophisticated Web services at affordable rates. Our technology automates many aspects of creating, maintaining, enhancing and marketing Websites on behalf of our customers. With over 45,000 paying subscribers to our eWorks! XL and premium subscription-based services as of June 30, 2005, we believe we are currently one of the industry’s largest providers of affordable Web services and products enabling small and medium-sized businesses to have an effective Internet presence. We define paying subscribers as unique user accounts that are current in their payments.

We primarily sell our Web services and products to customers identified through strategic marketing relationships with established brand name companies that have large numbers of small and medium-sized business customers, including Discover Financial Services, Inc., Network Solutions, and IBM. We have a sales force primarily based at our national sales center in Spokane, Washington, that utilizes leads generated by our strategic marketing relationships to acquire new customers. Our sales force specializes in selling to small and medium-sized businesses across a wide variety of industries throughout the United States.

Market Opportunity

Our target market consists of over 22 million businesses in the United States. This consists of approximately 14.7 million income-generating home-based businesses, as estimated by the International Data Corporation, or IDC, in May 2005 (report # 33365), and approximately 8.1 million additional businesses with fewer than 100 employees that are not home-based businesses, as estimated by IDC in March 2005 (report # 33047). We believe that small and medium-sized businesses understand that an effective Web presence is important to their success because of the increasing acceptance of the Internet as a tool for both consumers and businesses. We believe our market opportunity is driven by the following factors:

•	Small and medium-sized businesses often lack technical and marketing skills needed to create an effective Web presence;

•	As Internet usage continues to grow, more robust and complex Web services are needed to generate customer traffic and impact buying behavior;

Industry Background

Large Numbers of Small and Medium-Sized Businesses

Small and medium-sized businesses continue to represent a major opportunity for technology solutions providers. In May 2005 (report # 33365), International Data Corporation, or IDC, an independent market research firm, estimated that there were approximately 14.7 million income-generating home-based businesses in the United States; and in March 2005 (report # 33047), IDC estimated that there were approximately 8.1 million additional businesses with fewer than 100 employees that are not home-based businesses. Adding these two markets together, this target market represents more than 22 million businesses.

Growth in Internet Usage Enables Outsourcing

According to a March 2005 report (# 33047) by IDC, approximately 70% of U.S. small businesses then had Internet access, which is expected to grow to nearly 80% by 2009. The pervasiveness of the Internet has enabled companies to deliver important components of information technology infrastructure remotely as a service. Businesses can now outsource systems and software to ASPs, which allows the implementation, hosting, maintenance, and upgrading of systems and software to be done in a more cost-effective manner than a business may have been able to do internally. In a March 2005 report (# 33120), IDC projected that the market for software delivered as a service will grow from $3.2 billion in 2004 to $8.3 billion in 2009 in the United States.

Increasing Consumer Use of the Internet to Locate Local Businesses

Use of the Internet by consumers is widespread and growing. Jupiter Research, an independent market research firm, in a report dated February 2004, projected that the percentage of U.S. households with Internet access will increase from 66% in 2003 to 79%, or 91.2 million households, in 2008. Consumers searching the Internet for local businesses and services typically use two types of services: Internet yellow pages Websites and geographically targeted searches. We believe consumers will increasingly choose to use the Internet to find local merchants, retailers, and service providers, rather than using the print yellow pages.

Adoption of the Internet by Small and Medium-Sized Businesses

While small and medium-sized businesses have generally been slower than larger businesses to adopt the Internet as an integral part of their business strategies, we believe that an Internet presence is seen by most small business owners today as a business necessity, similar to a phone and fax number. We believe that small and medium-sized businesses increasingly understand the Internet’s usefulness and importance in promoting their businesses and selling their services and products. According to a March 2005 IDC report (# 33047), there were approximately 8.0 million small businesses, excluding home-based businesses, in the United States in 2004, approximately 4.3 million of which had Websites. Based on those figures, we calculate that only 54% of small businesses, excluding home-based businesses, were estimated to have Websites in 2004.

Website Pros Market Opportunity

Lack of Technical and Marketing Skills Within Small and Medium-Sized Businesses

Our experience is that most small and medium-sized businesses lack the technical and marketing resources and the time necessary to create a distinctive Web presence and manage its ongoing maintenance and optimization. Small and medium-sized businesses can either construct their own Websites or have someone else build them. From our experience, small and medium-sized businesses that build their own Web presence often end up with Websites that are not much more sophisticated than personal home pages and are not easily found by their target customers. We believe this lack of technical and marketing skills, when coupled with the increasing need to have an Internet presence, will lead many small and medium-sized businesses to seek an affordable outsourced solution to their Web services needs.

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Source: IDC 2005

It is understood by both IDC and Friedman, Billings & Ramsey Co. Inc. that the information will not be sold.

It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Joseph Loiselle	10-6-05
Joseph Loiselle Vice President IDC	Date